Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

NOTICE TO STOCKHOLDERS

ITAÚ UNIBANCO HOLDING S.A. (“Itaú Unibanco”) announces to the stockholders and the market in general, complementary to the Announcement to the Market on March 28, 2013, that the Central Bank of Brazil by its order of May 6, 2013, has ratified the decisions of the Extraordinary General Meeting of Itaú Unibanco held on April 19, 2013 at 3:40 p.m. with respect to the increase in the capital stock, to be executed under the following conditions:

1.         Increase in capital stock: the increase in the subscribed and paid in capital stock for the amount of R$ 15,000,000,000.00 (fifteen billion reais) from R$ 45,000,000,000.00 (forty-five billion reais) to R$ 60,000,000,000.00 (sixty billion reais), through the capitalization of  amounts booked to Revenue Reserves – Statutory Reserve of Itaú Unibanco.

2.         A 10% (ten percent) Bonus in shares: the increase of capital shall be effected with the issue of 457,093,610 (four hundred and fifty-seven million, ninety-three thousand, six hundred and ten) new book entry shares, with no par value, being 228,928,640 (two hundred and twenty-eight million, nine hundred and twenty-eight thousand, six hundred and forty) common and 228,164,970 (two hundred and twenty-eight million, one-hundred and sixty-four thousand, nine hundred and seventy) preferred shares which shall be granted to the holders of  the shares in the form of bonus shares, in the proportion of 1 (one) new share of the same type for every 10 (ten) shares held, the shares held as treasury stock also receiving the same bonus shares.

2.1.         Baseline date: those stockholders, the holders of shares in the share position as of  the close of trading on May 20, 2013 shall be entitled to bonus shares.

2.2.         Negotiation: the new shares shall be released for negotiation ex-bonus share rights as from May 21, 2013, these new shares to be included in the shareholding position of May 24, 2013.

2.3.         Rights of the Bonus Shares: the new shares shall be entitled to the full distribution of profits that may be declared as from May 24, 2013, under the same terms as the shares of Itaú Unibanco.

2.4.         Dividends: the monthly dividends shall be maintained at R$ 0.015 per share such that the total amounts paid monthly to the stockholders shall be increased by 10% (ten percent) as of July 1, 2013. The minimum annual guaranteed dividend on the preferred shares shall also be maintained at 0.022 per share.

2.5.         Share Fractions: the bonus shares shall also be effected in whole numbers; remaining shares arising from the share fractions shall be sold on the BM&F BOVESPA S.A. – Securities, Commodities and Futures Exchange and the resulting net value shall be made available to the stockholders, which as of May 20,2013, were registered owners of the share. Itaú Unibanco shall provide greater details on the said procedure in due course.

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2.6.         Cost of the Bonus Shares: the cost attributed to the bonus shares is R$ 32.816035209943 per share for the purposes of the provision in Paragraph 1, Article 47 of Brazilian Internal Revenue Service Normative Instruction 1.022 of April 5, 2010.

2.7.         International Market:

(i) On the New York Stock Exchange (NYSE) where each American Depositary Receipt (ADR) represents 1 (one) preferred share, the investors shall receive 1 (one) new ADR for each lot of 10 (ten) ADRs held.

(ii) On the Buenos Aires Stock Exchange (BCBA) where each Argentine Certificate of Deposit (CEDEAR) also represents 1 (one) preferred shared, the investors shall receive 1 (one) new CEDEAR for each lot of 10 (ten) CEDEARs held.

Eventual clarifications that are necessary may be obtained through the intermediary of e-mail relacoes.investidores@itau-unibanco.com.br or the Investor Relations website – www.itau-unibanco.com.br/ri.

São Paulo, May 8, 2013.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer